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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                              Safeskin Corporation
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                               (Name of Issuer)




                          Common Stock, $.01 par value
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                        (Title of Class of Securities)




                                  786454 10 8
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                                (CUSIP Number)





        (*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                               Page 1 of 6 pages
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CUSIP NO.  786454 10 8                   13G            PAGE 2 OF 6 PAGES

  (1)     NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Richard Jaffe
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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]
            N/A
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  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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                       (5)     SOLE VOTING POWER
  NUMBER OF                    5,243,600
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     N/A
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   5,243,600
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               N/A
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,243,600
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 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]
          N/A
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 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.2%
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 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





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CUSIP NO. 786454 10 8                        13G              PAGE 3 OF 6 PAGES

Item 1(a) Name of Issuer:

   Safeskin Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

   12671 High Bluff Drive
   San Diego, CA   92130

Item 2(a) Name of Person Filing:

   Richard Jaffe

Item 2(b) Address of Principal Business Office or, if none, Residence:

   c/o Safeskin Corporation
   12671 High Bluff Drive
   San Diego, CA 92130

Item 2(c) Citizenship:

   United States

Item 2(d) Title of Class of Securities:

   Common Stock, $.01 par value

Item 2(e) CUSIP Number:

   786454 10 8

Item 3.

   N/A



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CUSIP NO. 786454 10 8                   13G                    PAGE 4 OF 6 PAGES


Item 4.    Ownership 1/

           (a)      Amount Beneficially Owned:

                    5,243,600  shares of Common Stock, $.01 par value

           (b)      Percent of Class:

                    9.2%

           (c)      Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote:

                    5,243,600 shares of Common Stock, $.01 par value

                    (ii) shared power to vote or to direct the vote:  0

                    (iii) sole power to dispose or to direct the disposition of:

                    5,243,600 shares of Common Stock, $.01 par value

                    (iv) shared power to dispose or to direct the
                    disposition of:  0

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      1/    The ownership reported herein includes (i) 2,601,000 shares subject to options that are currently exercisable or will become exercisable within 60 days of the date hereof, (ii) 1,656,000 shares held by the R and A Family Partnership, L.P., whose general partner is a revocable family trust of which the reporting person is a trustee and beneficiary and (iii) 986,600 shares held by the reporting person and his spouse at co-trustees for the Jaffe Family Trust. The reporting person disclaims ownership of the shares held by the partnership and the trust and nothing contained herein shall be construed for purposes of Sections 13(d), 13(g), 16(a) or 16(b) of the Securities Exchange Act of 1934, as amended, or for any other purpose as a statement of beneficial ownership of such shares.


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CUSIP NO.  786454 10 8                    13G                 PAGE 5 OF 6 PAGES

 Item 5.     Ownership of Five Percent or Less of a Class

    N/A

 Item 6.     Ownership of More than Five Percent on Behalf of Another Person

    N/A

 Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

    N/A

 Item 8.     Identification and Classification of Members of the Group

    N/A

 Item 9.     Notice of Dissolution of Group

    N/A




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CUSIP NO. 786454 10 8                      13G                PAGE 6 OF 6 PAGES


Item 10. Certification

         By signing below, the parties agree for purposes of Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, to a single joint filing on behalf of each of them and each party on whose behalf the statement is filed is solely responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained herein or therein; such person is not responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  FEBRUARY 11, 1999



Signature:  /s/ Richard Jaffe
           ------------------------
Name/Title:  Richard Jaffe

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).